0

Management’s Discussion and Analysis

For the year-ended December 31, 2011

0

This Management’s Discussion and Analysis (“MD&A”) of financial position and operations of Kiska Metals Corporation (the “Company”) as of December 31, 2011 and should be read in conjunction with the Company’s consolidated  financial statements and related notes as at and for the year ended December 31, 2011. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A. The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as adopted in Canada (“IFRS”).

Unless otherwise indicated, all funds in this document are in Canadian dollars. The date of this MD&A is April 27, 2012.

Index

1

About Kiska

2

Overview

3

Selected Annual Performance

4

Results of Operations

5

Summary of Quarterly Results

6

Liquidity

7

Capital Resources

8

Off-Balance Sheet Arrangements

9

Transactions with Related Parties

10

Proposed Transactions

11

Critical Accounting Estimates

12

Changes in Accounting Policies including Initial Adoption

13

Financial Instruments and Other Instruments

14

Other Requirements

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

1.1

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Canada, and Australia, and has property interests in Nevada, USA and the Yukon Territory, Canada. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation in 2009, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

1.2

Overview

Exploration for the year concentrated on drilling at the Company’s Whistler Project, Alaska. Work focused on the Whistler Orbit in March and April, but after a brief hiatus in May for spring break-up, exploration resumed in the Orbit and at the Island Mountain prospect, with five drills active on the project through the summer months. During the hiatus, an airstrip expansion was completed, as was the gravel capping of the same airstrip. An airborne electromagnetic survey at Island Mountain was also undertaken during the summer.

In total, 30,304 metres of drilling was completed on the project in 2011. A total of 6,423 metres of shallow scout drilling (91 holes) and 13,389 metres (27 holes) of deeper conventional drilling was completed in the Whistler Orbit region, 9,537 metres (26 holes) at Island Mountain and 955 metres (3 holes) was drilled at Muddy Creek. This drilling was successful in identifying new, near-surface mineralization in the Orbit at the Raintree North prospect and in expanding deeper mineralization at the Raintree West prospect. Drilling also tested the Raintree South and Rainmaker targets.

At Island Mountain, step out drilling has shown mineralization to exist over a 300 by 300 metre area to a depth of 500 metres below surface at the Breccia Zone. Furthermore, drilling intersected gold mineralization 200 and 400 metres north of the Breccia Zone signifying further potential for expansion of mineralization in this direction.

Other work at Whistler included the winterization of the camp facilities, and the construction of a trunk road to the Whistler Deposit and Whistler Orbit targets. This road provides access from the Whistler Camp and airstrip to these areas, greatly reducing the reliance upon helicopters resulting in more cost-effective, year round drilling at the Whistler Project.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

1.2

Overview (continued)

The Company also conducted exploration on other projects in its portfolio prior to the date of filing, completing programs in Australia at the Lachlan Fold Belt and Victorian Goldfields properties, and in British Columbia at the Kliyul and Redton projects. Option partners, Xstrata Canada Corporation, Brixton Metals and CVC Cayman Ventures completed 15 holes on the Quesnel Trough properties in northern British Columbia, 21 diamond holes at the Thorn Property in northwest British Columbia and a total of 430 metres of trenching at the Gillis Property in southwest British Columbia, respectively.

At Kliyul, the Company completed 30.6 line kilometres of Induced Polarization (IP) geophysics that has identified a zone of chargeability measuring 500 metres by 1,400 metres, and lies underneath mapped pyrite-sericite alteration.  This is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres.

The 2011 Redton program was designed to evaluate the under-explored portions of the Redton Property in order to refine targets for more advanced exploration. A total of 68.9 line-kilometers of IP geophysics, soil and silt geochemical surveys (2,225 soils, 37 silt samples), reconnaissance mapping and prospecting (116 rock samples) were completed on the property, identifying one geophysical anomaly and numerous areas of anomalous soil geochemistry for follow up..

Xstrata completed 17 lines of reconnaissance IP surveys on the Quesnel Trough project, followed by drilling to test targets generated from the survey. Anomalous copper values associated with felsic intrusive rocks were intersected in one hole on the Mags claim block. Mapping, prospecting and soil geochemical surveys were also completed in 2011.

Results of the 2011 Gillis trenching program, funded by CVC Cayman Ventures Corp. have also been finalized. Three trenches totaling 430 metres in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011. Work included step out drilling along strike and down dip from previous drilling at the Talisker Zone and holes testing new areas in the Camp Creek Corridor, Unconformity Target, Feeder Zone and the Oban Breccia. High grade gold and silver mineralization was intersected at the Oban Breccia Zone and encouraging results from the Talisker, Camp Creek and Feeder Zone targets warrant follow up in 2012.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

1.3

Selected Annual Performance

	2011	2010	January 1, 2010

Mineral property revenues	$644,659	$634,101	$	NA
Net loss before discontinued operations	(21,658,548)	(12,856,439)		NA
Net loss per share before discontinued operations	(0.23)	(0.19)		NA
Net loss	(21,658,548)	(12,422,648)		NA
Comprehensive loss	(22,243,647)	(12,228,762)		NA
Comprehensive loss per share	(0.23)	(0.18)		NA
Total assets	9,698,679	9,243,813		2,327,895
Long-term liabilities	173,142	99,105		401,391
Shareholder’s equity (deficit)	9,018,723	8,071,178		1,641,753

1.4

Results of Operations

Exploration Projects

Alaska

Whistler Project

N
KISKA
METALS CORPORATION
Whistler Property
Round Mountain
Whistler Deposit
Raintree
Whistler Orbit
Whistler Camp
Rainmaker
23 km
Muddy Creek
Island Mountain
Legend
Resource
Prospect
Camp
0
5
10
kilometers

The Whistler Property, consisting of 884 claims covering 135,203 acres (54,715 hectares), is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District. The property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty (NSR) to Kennecott. In addition, some of the claims are subject to a 1.5% NSR to the original owner, which can be bought down to 0.5% by a US$10 million payment. Moreover, Teck owns a 2% net profit interest (NPI) over all of these claims.

The Whistler property can be broadly defined into the following prospects;

-

Whistler Deposit;

-

Whistler Orbit (50km2 area in the vicinity and surrounding the Whistler Deposit);

-

Island Mountain;

-

Muddy Creek.

During the 2011 campaign, the Company completed 30,304 metres of drilling in aggregate on these prospects, with the most significant exploration focused on the Whistler Orbit (Rainmaker, Raintree West, North and South prospects) and the Island Mountain targets. Included in the 2011 total are 91

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

shallow scout holes (6,423 metres) that were completed in the Whistler Orbit to identify new zones of proximal and distal porphyry-style mineralization and collect geologic information to improve targeting of conventional drill holes testing glacial till-covered geophysical anomalies.

a)

Whistler Orbit:

The 2011 exploration program was completed in two phases with the first being a shallow-hole grid drilling program mainly focussed on the Raintree area prospects, where it was successful in defining both proximal-style porphyry mineralization and more distal geochemical anomalies suggestive of new mineralized porphyry zones. This program also led to the identification and definition of new zones of near-surface gold-copper porphyry mineralization and veining at the Raintree North and Raintree South prospects.  Based on the success of this program, it was expanded into the summer phase of work. In total, 91 holes (6,423 metres) of shallow grid and scout drilling were completed in the Whistler Orbit.

Conventional drilling was employed to follow up the results of the scout program, with a total of 27 holes (13,389 metres) drilled to test the Raintree West, South and North discoveries, the Rainmaker prospect and a new area referred to as Dagwood.  At the height of exploration in August, two conventional rigs and one smaller scout rig were active in the Whistler Orbit.

-

Raintree West:

The 2011 spring grid drilling program defined an area of base metal-rich veining measuring 1,200 metres by 600 metres and open to the north, west and south at the Raintree West prospect (1.5 km east of the Whistler Deposit).  A 2009 drill hole within this area returned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc (0.65 g/t gold equivalent*) in hole WH09-002. The area outlined by the grid scout drilling is defined by strong quartz-sericite-pyrite alteration and base metal veining similar to that found in the 2009 drill hole; both alteration types are spatially related to high temperature copper-gold mineralization.

Conventional drilling at Raintree West in this program was highlighted by hole WH11-030, which intersected 453.2 metres averaging 0.72 g/t gold 3.2 g/t silver, and 0.12% copper (1.01 g/t gold equivalent*), including 328.6 metres averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper (1.31 g/t gold equivalent*). Hole WH11-30 was one of four holes (2,421 metres) completed on two sections 100 and 200 metres north of the discovery section.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

The intersection in hole WH11-030 is dominated by high temperature potassic alteration and copper-gold-bearing quartz and magnetite veining with minor intervals of late, low temperature silver-gold-lead-zinc bearing quartz-carbonate veins. The intercept is largely hosted by diorite porphyry, which is interpreted to be the mineralizing intrusion. This hole ended in strong gold and copper mineralization with the final 172 metres of the hole averaging 1.13 g/t gold, 3.9 g/t silver and 0.18% copper. WH11-33, collared 100 metres to the west (drilling to the west) intersected moderate potassic alteration in association with gold-copper mineralization which averaged 0.55 g/t gold, 3.87 g/t silver and 0.11% copper (0.83 g/t gold equivalent*) over 218 metres within a 347.8 metre interval that averaged 0.53 g/t gold, 2.78 g/t silver and 0.08% copper (0.73 g/t gold equivalent*).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

Legend
2011 DDH
Pre-2011 DDH
2011 Shallow Grid and Scout Holes
Topographic Contours (10 meters)
Interpreted Faults
Raintree North
Raintree East
Whistler Deposit
Raintree West
Raintree South
Rainmaker
1 kilometer
Whistler Prospect Locations
(Background of Shaded RTP Magnetics)

WH11-029 is located 100 metres to the south of WH11-30, and returned 460.7 metres averaging 0.50 g/t gold, 7.1 g/t silver, and 0.06% copper (0.74 g/t gold equivalent*). This intercept is comprised of two geologically distinct styles of mineralization: an upper interval of low temperature gold-silver-lead-zinc mineralization and a lower zone of high temperature gold-copper mineralization and magnetite veining associated with potassic alteration. The upper interval, from 404.0 to 566.0 metres returned 162.0 metres averaging 0.52 g/t gold, 13.0 g/t silver, and 0.04 % copper (0.81 g/t gold equivalent*). The lower interval, from 566.0 to 774.0 metres, returned 208.0 metres averaging 0.54 g/t gold, 4.3 g/t silver, and 0.09% copper (0.80 g/t gold equivalent*). Quartz and magnetite veining continued to the end of the hole at 836.68 metres.

Drill intercepts from the east directed holes WH11-027 and WH11-028, located 100 and 200 metres north of the original Raintree West discovery returned broad intervals of strong phyllic alteration and low temperature silver-lead-zinc mineralization associated with quartz-carbonate veining. Plan maps and cross sections from the 2011 program at Raintree West can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=443758.

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

Raintree West Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Gold Eq. * (g/t)	Mineralization Type [1,2,3]
WH11-033	480.1	827.8[x]	347.8	0.53	2.8	0.08	0.04	0.30	0.73	Composite
including	480.1	698.0	218.0	0.55	3.87	0.11	0.06	0.31	0.83	Porphyry + o/p
WH11-030	337.7	791.0[x]	453.2	0.72	3.2	0.12	0.04	0.31	1.01	Composite
including	337.7	462.4	124.7	0.16	1.9	0.01	0.04	0.15	0.22	Late Ag-Pb-Zn
and	462.4	791.0[x]	328.6	0.93	3.7	0.16	0.04	0.36	1.31	Porphyry + o/p
including	619.0	791.0[x]	172.0	1.13	3.9	0.18	0.03	0.45	1.55	Porphyry + o/p
WH11-029	376.0	836.7[x]	460.7	0.50	7.1	0.06	0.17	0.52	0.74	Composite
including	404.0	566.0	162.0	0.52	13.0	0.04	0.38	0.94	0.81	Late Ag-Pb-Zn
and	566.0	774.0	208.0	0.54	4.3	0.09	0.06	0.29	0.80	Porphyry + o/p
WH11-028	61.3	233.5	172.2	0.09	2.3	0.01	0.08	0.35	0.14	Late Ag-Pb-Zn
WH11-027	200.5	289.0	88.5	0.15	4.8	0.02	0.26	0.69	0.26	Late Ag-Pb-Zn

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

** X denotes end of hole and that the intersection quoted remains open.

1 "Late Ag-Pb-Zn" is comprised of zones of quartz-carbonate veins with sphalerite-galena-pyrite +/- chalcopyrite; Ag-Pb-Zn veins occur peripheral to Porphyry mineralization (see 2) and cross-cut Porphyry mineralization

2 "Porphyry + o/p" is comprised of zones dominated by "core-style" high-temperature porphyry alteration and gold-copper mineralization with an irregular overprint of "Late Ag-Pb-Zn"

3 "Composite" is comprised of broad intervals that include both styles of mineralization in discrete zones: "Late Ag-Pb-Zn " (with no earlier porphyry mineralization) and "Porphyry + o/p"

-

Raintree North:

As part of the spring shallow scout drill program in the Raintree North area (2.2 km northeast of the Whistler Deposit), grid hole RG11-178 intersected porphyry mineralization hosted in diorite porphyry with magnetite and K-feldspar alteration and chalcopyrite mineralization. This intersection confirmed the results of a nearby 2006 Kennecott drill hole (0.23 g/t gold and 0.09% copper over 94 metres). Mineralization is located within a broad 350 x 500 metre-wide airborne magnetic high anomaly, suggesting the presence of a new and distinct mineralized porphyry centre with similar geological characteristics to the Whistler Deposit. This was corroborated by subsequent drilling including 79.3 metres averaging 0.57 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t gold equivalent) within a larger interval averaging 0.40 g/t gold, 1.53 g/t silver and 0.14% copper (0.71 g/t gold equivalent*) over 148.5 metres in hole WH11-034. Five additional holes released during the period define a narrow, steeply northeast dipping body of near-surface porphyry mineralization to depths greater than 500 metres.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

Raintree North Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
WH11-032	148.0	228.0	80.0	0.31	1.10	0.14	0.60
WH11-034	152.0	300.5	148.5	0.40	1.53	0.14	0.71
including	181.7	261.0	79.3	0.57	1.55	0.19	0.99
WH11-037	360.0	505.0	145.0	0.25	1.22	0.10	0.46
including	372.8	483.0	110.2	0.30	1.10	0.12	0.56
WH11-038	284.0	437.1	153.1	0.20	0.92	0.07	0.35
including	323.0	431.2	108.2	0.24	1.13	0.10	0.46

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

-

Raintree South:

A third area of base metal veining measuring approximately 300 by 300 metres and centred on a magnetic high anomaly has been defined at the Raintree South prospect, 2.2 km east of the Whistler Deposit. Drilling by previous operators confirmed that this anomaly is associated with moderate grades of gold and copper (0.38 g/t gold and 0.14% copper over 20 metres) in high temperature porphyry mineralization. A total of four holes tested the anomaly returning porphyry style mineralization in association with a steeply plunging diorite intrusive stock. Both copper and gold grades at Raintree South are lower than at Raintree North and Raintree West with one of the better intervals returning a 164.0 metres that averaged 0.22 g/t gold, 1.68 g/t silver and 0.12% copper in hole WH11-046.

 Raintree South Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq* (g/t)
WH11-044	45.0	148.0	103.0	0.19	0.74	0.10	0.40
WH11-046	217.0	381.0	164.0	0.22	1.68	0.12	0.50
WH11-050	303.7	563.3	259.6	0.15	1.11	0.08	0.33
including	498.8	563.3	64.5	0.25	1.25	0.12	0.51

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

a)

Island Mountain:

Cirque Zone
N
512,000 mE
513,000 mE
514,000 mE
Monzonite \ Porphyry
6,849,000 mN
Hornfels
Hbl Porphyry
Diorite
Diorite
6,848,000 mN
Breccia Zone
SC Target
Monzonite
6,847,000 mN
0
250
500
meters

Exploration commenced at Island Mountain with the startup of the summer drill program in June. A total of 26 holes (9,532 metres) were completed with two drill rigs.

Step out drilling to the north on east-west oriented sections at the Island Mountain Breccia Zone in 2011 has now traced mineralization over a 300 by 300 metre area and to a depth of 500 metres. Reconnaissance drilling has identified gold mineralization up to 400 metres north of the Breccia Zone. Intrusive and hydrothermal breccias associated with gold and gold copper mineralization have now been mapped and intersected in drilling over a total strike length in excess of 800 metres.

The majority of exploration at Island Mountain targeted the Breccia Zone, following up on successful 2009 and 2010 campaigns (2009 Breccia Zone discovery in IM09-01: 0.72 g/t gold, 2.37 g/t silver and 0.16% copper over 150 metres and a second interval of 1.22 g/t gold over 106.9 metres). An additional nine holes, totaling 3,937 metres, were completed along with mapping and soil and rock geochemical surveys in 2010. Highlights of the Island Mountain Breccia zone include IM10-013, collared 110 metres north of the discovery section, which intersected 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper.

The 2011 program built on the success of the previous two programs, with holes expanding the extents of the Breccia Zone on a total of six 50 metre-spaced sections. Results include IM11-034, the most northern and westerly in the Breccia Zone, which averaged 1.37 g/t gold and 54.19 g/t silver (2.29 g/t gold equivalent*) over 100 metres within a broad 363.9 metre interval that averaged 0.53 g/t gold and 15.3 g/t silver or 0.84 g/t gold equivalent*. IM11-034 was drilled on section 7,850N approximately 100 metres west of hole IM11-026, which returned 127 metres of 0.76 g/t gold equivalent*.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

Two east directed holes fifty metres south on section 7,800 (IM11-039 and IM11-037) and separated by approximately 100 metres were designed to define continuity of mineralization between the two adjoining sections. The most easterly hole, IM11-037, intersected breccia mineralization that returned 79 metres of 1.00 g/t gold, 0.28 g/t silver and 0.02% copper and deeper intervals of low grade disseminated/vein pyrrhotite-associated gold mineralization that remains open to the east. Hole IM11-039 drilled beneath hole IM11-037 and intersected broad zones of gold-copper breccia mineralization including 157 metres averaging 0.59 g/t gold, 2.80 g/t silver and 0.16% copper. Follow up to hole IM11-039 will be a priority since mineralization remains open down-dip and to the east.

Fifty metres south, on section 7,750N, IM11-018 and -020 were collared at the same location 100 metres to the west of IM10-13 to follow up on strong gold and copper mineralization intersected in 2010. IM11-018 intersected a broad interval of gold-copper mineralization 375 metres in length averaging 0.42 g/t gold, 1.50 g/t silver and 0.07% copper, including 135 metres averaging 0.73 g/t gold, 2.5 g/t silver and 0.11% copper. IM11-20 was also drilled toward the east, beneath IM10-018 at an inclination of -62 degrees. A higher grade section of the hole 161 metres in length averaged 1.00 g/t gold, 2.29 g/t silver and 0.12% copper (or 1.28 g/t gold equivalent*) and lies within a 344.0 metre interval that averaged 0.56 g/t gold, 1.62 g/t silver and 0.08% copper, or 0.75 g/t gold equivalent*. Hole IM11-036 was located 100 metres east of and on the same section as IM11-013 and drilled toward the east to investigate continuity of mineralization near surface. The hole returned a 74.0 metre interval averaging 0.98g/t gold, 0.51g/t silver and 0.03% copper on the eastern margin of the main breccia body.

A further fifty metres south, on section 7,700N, IM11-038 and IM11-041 were east directed holes at inclinations of -45 and -60 degrees, collared approximately 100 metres west of holes IM10-010 and 011. These holes were also designed to test continuity of mineralization outlined on the adjoining sections to the north and south. Hole IM11-038 intersected a strongly developed breccia 182 metres in length that averaged 0.50g/t gold, 2.94g/t silver and 0.14% copper (0.84g/t gold equivalent) including a higher grade, 124 metre long interval averaging 0.55g/t gold, 3.34g/t silver and 0.17% copper (0.95g/t gold equivalent). The lack of strong breccia mineralization in the more steeply inclined hole IM11-041 confirms that the south contact of the breccia has a steep northerly dip.

IM11-022 and -024, the most westerly holes drilled on the discovery section 6,650N, did not intersect significant widths of breccia mineralization, but did intersect disseminated pyrrhotite associated gold mineralization as seen on the east side of the Breccia Zone. Hole IM11-024 drilled at an inclination of -45 degrees intersected gold-bearing disseminated/vein pyrrhotite mineralization for much of its length including 101 metres averaging 0.61 g/t gold equivalent*. Hole IM11-022, inclined at -60 degrees, was dominated by a footwall section of hornfels sediments with minor vein pyrrhotite-pyrite mineralization, containing pervasive, low grade gold mineralization. These holes are interpreted to be beneath the steeply north-dipping southern contact of the main breccia body.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

2011 Island Mountain Breccia Zone Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
Section 7,850N
IM11-034	138.1	502.0	363.9	0.53	15.3	0.03	0.84
Including	213.0	313.0	100.0	1.37	54.19	0.04	2.29
Including	370.0	442.0	72.0	0.37	0.40	0.03	0.43
IM11-026	9.0	266.0	257.0	0.45	0.57	0.01	0.48
Including	139.0	266.0	127.0	0.74	0.50	0.01	0.76
	335.0	377.5	42.5	0.24	0.50	0.04	0.32
	491.0	545.0	54.0	0.25	0.34	0.02	0.29
Section 7,800N
IM11-037	72.3	271.0	198.7	0.53	0.40	0.03	0.59
Including	105.0	184.0	79.0	1.00	0.28	0.02	1.04

IM11-039	56.0	387.7	331.7	0.57	1.62	0.09	0.78
Including	56.0	213.0	157.0	0.59	2.80	0.16	0.96
and	256.6	295.0	38.4	1.42	0.70	0.04	1.51

Section 7,750N
IM11-018	104.0	479.0	375.0	0.42	1.50	0.07	0.57
Including	110.0	272.0	162.0	0.64	2.54	0.12	0.92
Including	137.0	272.0	135.0	0.73	2.49	0.11	1.00
IM11-020	136.0	480.0	344.0	0.56	1.62	0.08	0.75
Including	180.0	439.0	259.0	0.71	1.87	0.10	0.94
Including	222.0	383.0	161.0	0.99	2.40	0.12	1.28
IM11-036	45.0	236.8	191.8	0.47	1.16	0.04	0.57
Including	45.0	119.0	74.0	0.98	0.51	0.03	1.05

Section 7,700N
IM11-038	45.0	227.0	182.0	0.50	2.94	0.14	0.84
Including	103.0	227.0	124.0	0.55	3.34	0.17	0.95
IM11-041	131.0	170.0	39.0	0.15	2.62	0.10	0.40
	232.5	287.5	55.0	0.30	1.47	0.05	0.42
Section 7,650N
IM11-022	205.0	238.1	33.1	0.27	0.60	0.03	0.34
	286.0	328.0	42.0	0.34	0.44	0.01	0.37
	506.0	533.0	27.0	0.19	1.22	0.06	0.33
IM11-024	15.0	461.0	446.0	0.26	0.82	0.03	0.33
Including	184.0	247.8	63.8	0.31	0.43	0.02	0.35
Including	357.0	458.0	101.0	0.55	0.56	0.03	0.61
NNE Dir. Hole
IM11-040	13.0	377.0	364.0	0.53	3.55	0.13	0.84
	128.0	269.0	141.0	0.62	6.36	0.17	1.05

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Reconnaissance drilling was completed north of the Breccia Zone to test breccia mineralization mapped on surface. This drilling was successful, returning gold intersections 200 and 400 metres north of northern defined edge of the Breccia Zone.

Two hundred metres to the north, a new style of mineralization characterized by high concentrations of pyrite mineralization with high silver values yielded a 73.9 metre interval averaging 0.92 g/t gold equivalent* near the bottom of IM11-030 within a broad zone of mineralization averaging 0.49 g/t gold equivalent* over 167.9 metres. A further 200 metres north, holes IM11-033 and 035 were drilled from the same location at inclinations of -45 and -55 degrees, testing the Falcon’s Nest breccia. IM11-033 intersected a 55.2 metre interval that averaged 0.5 g/t gold while IM11-035 returned the same gold grades over a 41.0 metre width.

A 1,200 by 700 metre wide EM conductor, 1,250 metres east of the Breccia Zone (the SC Target), returned two gold-bearing intervals that averaged 0.61 g/t gold equivalent* over 21 metres and 0.45 g/t gold equivalent* over 30.0 metres in hole IM11-21.

2011 Island Mountain Reconnaissance Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq. * (g/t)
Recon 200 m N of Breccia
IM11-028	12.0	57.6	45.6	0.27	0.84	0.05	0.38
IM11-029	317.3	324.0	6.7	3.35	1.07	0.01	3.38
IM11-030	20.0	63.0	43.0	0.32	1.12	0.03	0.40
	333.0	500.9	167.9	0.37	1.32	0.05	0.49
including	364.1	438.0	73.9	0.72	2.24	0.09	0.92
Recon 400 m N of Breccia
IM11-032	246.0	300.0	54.0	0.29	0.28	0.01	0.33
IM11-033	2.8	58.0	55.2	0.41	1.54	0.03	0.52
including	2.8	42.0	39.2	0.56	1.18	0.02	0.62
IM11-035	3.0	44.0	41.0	0.44	2.19	0.03	0.53
SC Target
IM11-021	4.0	158.0	154.0	0.19	0.27	0.04	0.28
including	7.0	28.0	21.0	0.50	0.29	0.05	0.61
and	128.0	158.0	30.0	0.40	<0.5	0.02	0.45

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

c) Muddy Creek

Three holes totaling 935 metres were also drilled at Muddy Creek, 8 km north of Island Mountain. Largely due to steep terrain, holes MC11-001 and -002 were situated at the southwestern edge of a strong gold-in-soil geochemical anomaly, collared 360 metres apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 metres averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 metres averaging 0.29 g/t gold equivalent. The southwest directed hole, MC11-002, returned intervals of 45.0 metres averaging 0.52 g/t gold equivalent* and 44.2 metres averaging 0.51 g/t gold equivalent* within a broad 338.1 metre interval averaging 0.30 g/t gold equivalent*. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometres to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0 g/t gold over a 340 metre distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, it failed to reach the intended diorite target and was shut down in sediments.

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, 2009 the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement, Millrock will make cash payments totaling US$200,000 over four years with US$140,000 being paid to date.

In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska (750,000 shares received to date) and spend US$2,700,000 on exploration over four years. In January 2011, Millrock optioned the property to Crescent Resources Corp. There is an underlying 2% NSR payable to Royal Gold, Inc.

Millrock and Crescent completed nine drill holes (1,950 metres) on two targets as well as rock and soil sampling in 2011. Drilling at the Wolf prospect consisted of four diamond drill holes for a total of 621 metres targeting a strong gold-in-soil anomaly measuring over 2,000 metres in length and 1,000 metres in width. Historic drilling in this area by previous explorers had returned encouraging results such as reverse-circulation drill hole USRC-22, where an intersection averaged 4.45 g/t gold over 15.54 metres and drill hole USR-055 where an interval averaged 1.34 g/t gold over 13.72 metres. Highlights of the 2011 program at the Wolf prospect include 4.86 g/t gold over 11.40 metres. Mineralization appears to have the same orientation as a new gold zone recently announced by Sumitomo at its adjacent Stone Boy project (Naosi zone) located 500 metres southeast of the Uncle Sam project claim boundary and two kilometres southeast of the Wolf zone. Sumitomo reports that the Naosi zone consists of a vein system continuous over at least a 1,500-metre strike and 500 metres in the down dip direction.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

Five diamond drill holes totalling 1,329 metres were also completed at the Lone Tree prospect which is located northwest of the Wolf prospect. Drilling targeted a strong gold-in-soil anomaly that measures approximately 4,000 metres in length and up to 1,000 metres wide. Previous drilling by other operators has returned encouraging results such as drill holes USC-011, which contained an intersection of 19.22 metres averaging 2.03 g/t gold and USC-013, which contained six metres averaging 1.79 g/t gold and 14.0 metres averaging 1.65 g/t gold. The recent drilling program was designed to expand upon the area of known gold mineralization and yielded gold intersections in excess of 1 g/t gold over narrow intervals in every hole. Highlights include 1.06 g/t gold over 6.8 metres in LT-001 and 0.58 g/t gold over 33.8 metres, including a sub-intervals of 3.3 metres of 1.22 g/t gold and 2.13 metres of 1.85 g/t gold in LT-005.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 74,282 acres (30,061 hectares). The claim groups are referred to as the California-Surf, ER-Ogo-Fire, Eagle-Hawk and Bou claims. Rubicon Minerals Corporation (“Rubicon”) had an option agreement to earn a 60% interest in the properties by funding a total of USD$4.8 million in exploration over 6 years. During the first quarter of the year, Rubicon elected to terminate the option, returning full property interest to the Company subject to underlying royalties. The ER-Ogo-Fire and the Eagle-Hawk properties are subject to a 2% NSR in favor of AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favor of Capstone Mining Corp. The Bou is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Alaska (continued)

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before affecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

A five week program was completed on the property in August of 2010, consisting of approximately 20.8 line-kilometres of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping. A short follow up visit was conducted during the period to investigate and ground-truth geophysical and geochemical anomalies generated in the 2010 program. Geological mapping, prospecting and geochemical sampling was completed and new claims were added to the Copper Joe land package. Results of the 2010 and 2011 programs indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry and induced polarization chargeability high anomalies that overlap a phyllic alteration zone 3.1 kilometres by 1.4 kilometres in size.

Australia

Lachlan Fold Belt Properties

The Company holds one exploration licence covering 15,074 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper-gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been making staged cash payments which will total A$250,000 over the earn-in period.

In the first quarter of 2011, samples from the 2010 diamond drilling were selected for radiometric age dating.  A large proportion of the economic copper-gold deposits in the Lachlan Fold Belt occur with Ordovician intrusive suites, so determining the age of the intrusive suites at

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Australia (continued)

Barmedman can be used as an indication of the economic potential. Planning is underway for potential follow up work in 2012.

Victoria Goldfields Properties

Effective June 27, 2008 and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with a subsidiary of Northgate Minerals Corporation, which was recently acquired by AuRico Gold (AuRico), for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year.

Upon the Company earning a 50% interest in one or more properties, AuRico will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture or elect not to contribute and allow the Group to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

The Company is exploring three licences (Murtoa, Ararat South and Dundonnell), totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to green fields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Company remained the operator of the exploration program and incurred all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures.  On November 15, 2010 Brixton informed the Company that they are no longer pursuing the option on the Victoria Goldfields properties have  reassigned the option back to the Company.

Under the Brixton agreement, a regional gravity survey over portions of the Ararat South and Dundonnell properties was completed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the company in early 2009. The gravity survey highlighted some new areas of potential. On the Murtoa License, a mineralogical study was completed using samples from historical drill holes focused on the Kewell gold prospect. The studies revealed that certain mineral species and degree of iron enrichment can be used to detect more confined areas of gold mineralization. This technique will be applied in subsequent drilling programs.

During the first quarter of 2011, the Company completed ground-based geophysics (induced polarization, audio magnetotelluric, and gravity surveys) and geochemical sampling programs on these properties. Data from these surveys is still being analyzed, but management is considering aircore and reverse circulation drilling to test priority targets for gold mineralization in 2012.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and Yukon Territory. Projects include:

Boulevard Property

This property consists of 238 claims covering 4,975 hectares and is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property was staked on behalf of an alliance with Northgate Minerals (now AuRico Gold), who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid $48,000), issuing an aggregate of 400,000 shares (received 240,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. Additional claims staked within the areas of interest are subject to the same NSR with a $500,000 buy-down of 0.5% and Silver Quest must issue additional shares. The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area. Through the acquisition of Silver Quest by New Gold Inc., the Boulevard was transferred to Independence Gold Corp in December of 2011 under a plan of arrangement entered into by the two companies.

Since optioning the project Silver Quest completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 metres core length. The 2011 program consists of further surface geochemistry and 6,000 metres of diamond drilling to test targets along the Boulevard Trend, a 20 kilometre long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Silver Quest has also conducted an airborne geophysical survey, which includes radiometric and magnetic surveying over Boulevard property.

Gillis Property

The Gillis property covers 6,557 hectares, and is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration by September 5, 2012, and making cash payments totaling $165,000 by September 5, 2011. The Company was granted an extension to this payment by agreeing to payments of $6,250 per month (paid a total of 2 months) in order to complete the 2011 exploration program. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors. Effective November 22, 2010, the Company signed a joint venture option agreement with CVC Cayman Ventures Corp. (“Cayman”) whereby Cayman can earn a 51% interest in the Gillis property subject to the underlying 2% NSR upon completion of cash payments totaling $155,000 (received $30,000), exploration expenditures of $2,000,000, and issuing 250,000 common shares (25,000 received) of Cayman Ventures Corporation to the Company by November 22, 2014. Cayman can increase their interest by an additional 9% (60% total) by spending an additional $1,000,000 in exploration by November 22, 2015.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects (continued)

In the third quarter of 2011, CVC Cayman Ventures Corp. (“Cayman”) funded a work program consisting of backhoe trenching in two areas of anomalous gold soil geochemistry.  Three trenches totaling 430 metres in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

On the South gold target rock sampling on individual quartz veins assayed from 0.01 g/t gold over 0.6 metres to 5.5 g/t gold over 0.1 metres within an altered volcanic host rock. A 10 metre wide north trending zone of sericite altered volcanic rock was accompanied by intermediate and mafic dykes along with several quartz veins. The veins have values up from 0.34 g/t gold over 1.5 metres to 0.80 g/t gold over 1.3 metres. Sixty-five metres to the west a lower grade gold target in gossanous volcanics assayed 0.37 g/t gold and 0.51 g/t silver across 26 metres (including 8 metres of 0.51 g/t gold).

Trenching on the East target exposed several narrow quartz veins across a 25 metre section. The vein material graded from 0.01 g/t gold to 1.5 g/t gold in composite grab samples associated with gossanous sericite altered volcanics.

As of December 6, 2011 Cayman has terminated their option agreement with Kiska on the Gillis property. Moreover, the Company has elected not to make the final option payment of $75,000 due to the underlying vendor (previously deferred to December 6, 2011), and is assessing its alternatives under the contract.

Grizzly Property

Grizzly property covers 2,652 hectares, and is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

Poker Creek

The Poker Creek property and covers 2,516 hectares, and is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims.

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned (as to 51%) to AuRico Gold Corp., subject to an underlying 1.34% NSR. AuRico may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On February 21,

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects (continued)

2007, the Company signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

Redton Project

The Redton project covers 70,288 hectares and is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent porphyry copper-gold discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest and holds a 3% NSR of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property which forms part of the Redton project is subject to a 3% NSR to Lorne

Warren which can be purchased for $3,000,000. The Company made an advance royalty payment of $20,000 to Lorne Warren during the fiscal year.

In 2010, a 600 line kilometre airborne magnetic and AeroTEM survey was carried out over two separate target areas on the project. The northern block (400 line kilometres) targeted previously identified porphyry targets east of the adjacent Kwanika property in the central area of the Redton property. The 200 line kilometre southern block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Falcon prospect is in the southern part of the Redton property.

Kiska’s 2011 program was designed to evaluate some of the under-explored portions of the Redton Property in order to refine targets for more advanced exploration. Work was done in one discrete area at the northern end of the property, and a relatively continuous area stretching from the centre of the property to the southern end.

Soil geochemistry (1,100 soil samples), reconnaissance mapping and prospecting (17 rock samples) was completed over the north and central blocks of the property, identifying several new soil geochemical anomalies.  At the north end of the property, anomalous gold in soils was identified over an area approximately 600 x 800 metres in size, within a larger area of discontinuous copper+/-molybdenum+/-gold. This anomaly is open to the south in the direction of the nearby Tak occurrence.  Approximately 2,800 metres to the northwest of this anomaly is a discontinuous grouping of samples over 800 metres along one line with anomalous copper +/- molybdenum.

In the central portion of the property, an area approximately 1,000 metres east of the plotted location of the North Kwanika minfile occurrence  shows copper+gold+/-lead+zinc anomalous soils over one square kilometre from sporadic sampling along ridges. One rock sample from this area returned 1.8 g/t gold. Approximately 600 metres to the west, another rock sample returned 0.39% copper and 3.3 g/t silver. A third rock sample along a ridge two kilometres west of the North Kwanika occurrence returned 0.48 g/t gold, 3.5 g/t silver and 0.09% copper.

The 2011 Redton-South field program included geological mapping, prospecting (99 rock samples), soil/silt sampling (1,125 soils, 37 silts) and 68.9 line-km of ground-based IP/resistivity and magnetics.  The Company engaged Equity Exploration Consultants to execute the Redton South exploration program.  The newly discovered Contact Zone prospect comprises a

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects (continued)

coincident IP chargeability high/resistivity low that is hosted within monzodiorite. A grab sample collected 200 metres to the south of the Contact Zone returned 0.3% copper.

Prospecting and mapping of the Heath-North prospect defined a 600 x 900 metre zone of minor malachite-chalcopyrite mineralization within hornblende-rich monzonite to hornblendite. Grab samples contain up to 0.8% copper and show a strong correlation between copper-gold-silver in soils. Soils contain maximum values of 2610 ppm copper and 72 ppb gold. A 2.0 x 1.1 km coincident copper-molybdenum-lead-arsenic soil anomaly was also identified approximately 1.5 km northeast of Heath-North. Additionally, three new multi-element soil anomalies, 2.9, 1.5 and 1.3 square kilometres in size, were identified at Nation-SE, A grab sample with 0.94% copper, 0.14 g/t gold, 14.2 g/t silver and 0.016% molybdenum was collected from an outcrop in the Sedlo Range area.

Work to synthesize the large amounts of data collected at Redton in 2011 continues. Efforts will now focus on refining targets for drilling and defining programs to assess the remaining untested areas of this vast property.

Quesnel Trough Project

The Quesnel Trough project covers 17,676 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the properties by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties that were followed up by tighter spaced sampling. In 2010, a four hole program of diamond drilling totaling 245 metres tested targets on three of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration. Xstrata plans to continue the shallow drilling program in 2011.

In 2011, Xstrata completed 15 holes (3,582.5 metres) on five claim groups, 17 reconnaissance IP lines on targets on four claim groups and collected 38 MMI samples, 38 Ah Horizon samples and 224 conventional soil samples. Mapping, prospecting and further target evaluation was also carried out.

IP surveys identified numerous chargeability and resistivity anomalies on the claim blocks. Testing of those targets yielded anomalous copper over narrow intervals on the Mags and Hat claim blocks, with the most encouraging results from the Mags block where anomalous copper values associated with a bleached felsic intrusive. In 2012, Xstrata plans to follow-up on the Mags, Hat, Axis, and Eye properties with further drilling.  Xstrata is also considering a detailed airborne magnetics survey over all of its properties in the Quesnel trough, including claims under option from Kiska.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects (continued)

Thorn Property

The Thorn property, covering 18,854 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. Effective June 3, 2010 the company optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500) and issuing a total of 400,000 common shares (of which 100,000 have been issued – the Company has received 75,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments are made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton was required to spend $1,200,000 by December 31, 2011 (completed).

Since the corporation acquired the property, exploration programs have included the drilling of 32 holes (3,840 metres), property wide airborne EM and magnetic geophysical surveys, surface rock, soil and silt geochemical surveys, prospecting\mapping, ground EM and IP geophysical surveys and mechanized trenching programs. Work was in general property wide, however, the majority of focus was in the Camp Creek area and targeted both high sulphidation vein prospects\anomalies and breccia hosted mineralization.

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometres of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 metres northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its unconformity with the Windy Table volcanic rocks.

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011 and was highlighted by high grade gold and silver intersections from the Oban Breccia Zone. Three holes tested the Oban, where previous work outlined gold-silver-copper-lead-zinc mineralization hosted in a breccia measuring at least 300 metres in diameter but remaining open to the east and under glacial till. Drilling in 2003 and 2004 returned results including 77.8 metres averaging 110.1 g/t silver and 0.68 g/t gold in THN03-22. Hole THN11-60 was collared 20 metres northeast of THN03-19 (38.6 metres of 103.2 g/t silver and 1.22 g/t gold including 14.0 metres of 190 g/t silver and 1.97 g/t gold) and was drilled at an azimuth of 220 degrees with a dip of -65 degrees to a total depth of 243 metres. Starting at a depth of 6 metres, THN11-60 intersected 95.08 metres of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc. The

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects (continued)

high grade silver-lead-zinc interval of 9.25 metres averaging 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starts 55.40 metres down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

THN11-57 intersected 103.91 metres of 66.84 g/t silver, 0.26 g/t gold 0.22% lead and 0.27% zinc in breccia-hosted mineralization from 73.39 metres depth and an additional 37.72 metres of 60.76 g/t silver, 2.08 g/t gold, 0.46% copper, 0.25% lead and 0.55% zinc from 186.48 metres depth.  This intercept included 7.8 metres of 197.03 g/t silver, 6.13 g/t gold, 1.38% copper, 0.49% lead and 0.38% zinc. THN11-57 is a vertical hole collared on the same section, approximately 50 metres southwest of THN11-60.

Nine holes tested the Talisker corridor and its intersection with a geological unconformity at its northeastern extent. Drilling has now intersected gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 metre strike length. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 metres averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29; and 4.2 metres averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29. Highlights from the Talisker Zone include drill hole THN11-51 which returned 49.78 metres of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 metre step-out from THN04-29 to test the down dip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 metres northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees.  This hole intersected 19.78 metres averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents.

Nine holes tested targets over a 900 metre trend in the Camp Creek Corridor. Highlights include one hole testing the Lagavulin Vein, a new discovery in 2011 which returned 15.83 metres of 1.25 g/t gold, 4.41 g/t silver and 0.16 % copper including 1.75 metres of 7.14 g/t gold, 245.4 g/t silver and 0.35% copper in hole THN11-54. Drilling at the Feeder Zone included 1.2 metres averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 metres depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 metres of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 metres. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the intervals quoted above.

Brixton is currently preparing plans for follow up drilling at the Oban Breccia Zone and other targets in 2012.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects (continued)

Tide Property

The Tide property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek had the right to earn an additional 9% interest by funding a further $3.5 million in exploration on or before March 31, 2011 (not spent) and to increase their interest to 65% interest by funding a bankable feasibility study. Furthermore, at the Company’s election, American Creek could increase to a 70% interest by providing 100% of the initial project development financing. No exploration work was conducted by American Creek in 2010 and as such their project interest is crystallized at 51%.  The project is subject to a 1.5 % NSR in favour of Franco-Nevada Corporation.

Wernecke Breccia Project

Wernecke Breccia project is situated in the Wernecke Mountains approximately 180 kilometres northeast of Mayo in east-central Yukon Territory. In 2006 and 2007, Fronteer Development Group conducted field programs focused on refining drill targets at a series of high priority iron-oxide-copper-gold +/- uranium and standalone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Twenty-seven holes were completed in 2007 to test these targets, yielding results such as 0.97 g/t gold and 2.51% copper in the only hole drilled Pagisteel Fault target and 0.44% copper over 126.7 metres at the Hoover Central Zone, 12 kilometres to the southeast of historical holes. Fieldwork in 2006 and 2007 led to the recognition of new uranium and copper-gold mineralization in 9 target areas discovery of the MDV and Atomtan uranium-copper-gold targets.

No exploration has been undertaken since 2009.  Newmont is the operator of the project, having acquired it through acquisition of Fronteer Development Group in 2011. Fronteer funded 100% of the required $2 million in exploration expenditures to earn an 80% interest and as such, Newmont now holds 80% with the Company holding the remaining 20% interest. Franco-Nevada Corporation and NVI Mining Ltd. retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects (continued)

Williams Property

The Williams property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

The Williams property covers two distinct gold-bearing prospects. The T-Bill Target is a 3 sq. km area of carbonate alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC Prospect, located 3 kilometres to the north, is a little explored 500 x 900 metre gold-copper soil geochemical anomaly centred on a prominent gossan. These two prospects were discovered independently by major companies conducting regional stream-sediment sampling programs in the early 1980's. In the 1980's, 15 diamond drill holes were completed at the T-Bill prospect, returning intersections such as 2.0 metres of 35.0 g/t gold, and 4.0 metres 11.0 g/t gold, 1.5 metres of 24.7 g/t gold, and 2.0 metres of 24.8 g/t gold. The Company is searching for a joint venture partner for this property.

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 67 kilometres southeast of the Kemess Mine and 200 kilometres north-northeast of Smithers. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul copper-gold porphyry project. Additionally, the project was expanded with the purchase of a mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011). These transactions result in the Company owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto.

In the third quarter of 2011, the Company completed 30.6 line kilometres of Induced Polarization (IP) survey to follow up a 2006 drill program in which diamond drilling intersected copper-gold mineralization below historically defined shallow mineralization.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

British Columbia and Yukon Projects (continued)

In hole KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold and KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property.

Results from the 2011 IP survey have identified a zone of chargeability measuring 500 metres by 1,400 metres which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres. Equity Exploration Consultants was contracted to manage and execute the Kliyul program.

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the first quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company held a 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim.

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company has received a total of 200,000 shares of Evrim for the fiscal period to date.

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Nevada and New Mexico Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County approximately 100 kilometers southwest of Elko. The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”). Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease. Subsequently, Desert Hawk has been acquired by Meadow Bay Gold Corporation.

No exploration has been conducted on the property since 2007. Exploration for 2011 included further consolidation of the land position.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007. During the period, the Company added the Hilltop Property to the Colorback lease and purchase agreement with Meadow Bay Gold Corporation.

San Juan

The San Juan property, consisting of 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan leases contain gold-molybdenum-silver targets that are untested by drilling.  No work was conducted on the property in 2010 and the property was returned to Kennecott Exploration Company in the first quarter of 2011.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Exploration Projects (continued)

Expenditures for the year ending December 31, 2011 are summarized in the following table: (all amounts in Canadian dollars)

	USA	Australia	BC & Yukon	Mexico (Discontinued)	Total
Acquisition expenditures	$ 64,082	$ 12,541	$ 62,958	$ -	$ 139,581

Exploration expenditures
Aircraft and helicopter	4,131,390	-	159,026	-	4,290,416
Assays and analysis	523,956	52,474	84,505	-	660,934
Camp & support	212,505	4,654	19,176	-	236,335
Community CSR	123,776	-	(5,763)	-	118,013
Contracted support	5,509	31	-	-	5,539
Data management and maps	47,157	-	1,367	-	48,524
Drilling & trenching	5,207,718	-	91,747	-	5,299,465
Equipment	162,724	116	64,897	-	227,737
Fuel	17,577	-	21,742	-	39,318
Geological and engineering	1,227,109	14,832	451,091	-	1,693,033
Geophysical surveying	87,751	413,412	163,258	-	664,421
Licencing and filing	345,790	-	20,524	-	366,313
Materials and supplies	771,335	2,234	17,144	-	790,713
Project management	487,242	58,658	1,683,728	-	2,229,628
Share-based compensation	482,211	126,849	738,861	-	1,347,920
Telephone	61,290	4,453	12,607	-	78,349
Travel	220,539	30,625	125,248	-	376,411
	14,115,578	708,337	3,649,157	-	18,473,072

Reclamation obligation	-	-	(289,514)	-	(289,514)
Exploration reimbursements	237	-	(374,453)	-	(374,216)
Environmental costs and site preparation	146,512	-	4,940	-	151,452
	14,262,327	708,337	2,990,130	-	17,960,794

Total Acquisition & Exploration Expenditures	14,326,409	720,878	3,053,088	-	18,100,375
Option proceeds & management fees	(299,996)		(164,663)	(180,000)	(644,659)
Net Expenditures	$14,026,413	$720,878	$2,888,425	$ (180,000)	$17,455,716

Financial Results

For the year ended December 31, 2011, Kiska incurred a net loss of $21,658,548 ($0.23 per share) compared with a net loss of $12,422,648 ($0.18 per share) for the year ended December 31, 2010. This increase is due to an increase in mineral property operations over the year. The majority of exploration expenditures were incurred on the Whistler project. Refer to “Exploration Projects” above for a description of work done on the properties. The table above describes exploration expenditures by type of cost.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Financial Results (continued)

Revenues are a result of the receipt of option payments on the Thorn ($37,500) and the former Mexican properties ($50,000 in cash and 200,000 shares) as well as Colorback (US$100,000), Uncle Sam (US$60,000 cash and 250,000 shares), Boulevard ($16,000 in cash and 80,000 shares).

Other revenue includes proceeds $55,260 (US$56,500) for the shared use of runway facilities at the Whistler site.

Mineral property costs are itemized in the table above and described under “Exploration Projects”. The increase in costs result from an increase in year-on-year activity on the Whistler property ($14,115,578 – 2010: $10,643,578) as well as a substantial increase in work performed on the BC & Yukon projects. Work on the BC & Yukon projects increased from $399,177 in 2010 to $3,364,583, net of reclamation and before reimbursements, due to work performed on the Company’s Kliyul and Redton projects.  In addition to cash paid for mineral property interests acquired, acquisition costs include advance royalties (US$50,000 and $20,000) and legal fees paid to maintain the Company’s projects in good standing.

Increases in salaries and employee benefits are consistent with increases in the Company’s operations during the year and modest increases in pay and new hires at the Company’s head office.

Consulting and outsourced services ($655,690 – 2010: $603,617) include audit, legal and other financial and general advisory services. Increases in financial advisory fees paid (2011: $25,000), professional fees for restructuring advice (2011: $58,890) and human resources consulting fees (2011: $8,413) were offset by reductions in consulting fees paid for accounting, legal and other fees paid in connection with the acquisition of Rimfire Minerals Corporation in 2009. Consulting fees included services of $180,687 rendered by an officer of the Company (refer Note 21).

Losses from discontinued Mexican operations do not exist in the current period as the Mexican operations were sold to Evrim Resources Corp in the previous fiscal year.

Marketing costs include travel costs for conferences, trade shows and site visits of $248,946 and costs for subscriptions, advertising materials, website and promotional activities of $297,393. Included above are fees paid to a marketing consulting firm ($45,000) in the first quarter.

General and administration costs have increased ($624,801 – 2010: $450, 847) as a result of increased rent on the Company’s head office due to the change of address in 2010, and increased computer maintenance costs is associated with the addition of new staff.

Stock-based compensation (gross stock-based compensation was $3,158,318 – 2010: $2,195,218, and, net of transfers to projects, $1,821,801 – 2010: $1,496,336). Stock based compensation has increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 16 of the consolidated financial statements).

Depreciation increased as a result of amortization of new purchases of equipment at the Company’s Whistler site.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Financial Results (continued)

The Company realized gains on sales of its marketable securities of $393,410 (2010: $172,236).

During the previous year, the Company sold its total investment in Clancy for net proceeds of $2,305,579 (Note 7).

1.5

Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenues	$ 325	$ 291	$ 1	$ 99	$ 501	$ 36	$ 82	$ 15
Loss from operations	(3,609)	(9,793)	(5,175)	(3,970)	(3,118)	(6,541)	(3,697)	(1,903)
Comprehensive gain (loss)	(3,297)	(10,240)	(5,367)	(3,340)	199	(6,649)	(3,763)	(2,016)
Loss per common share	$ (0.04)	$ (0.10)	$ (0.05)	$ (0.04)	$ (0.00)	$ (0.09)	$ (0.06)	$ (0.03)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

1.6

Liquidity

The Company’s cash and cash equivalents balance at December 31, 2011 was $6,800,283 compared with $6,297,716 at December 31, 2010. The Company had working capital of $8,149,139 at December 31, 2011 compared with working capital of $7,474,418 at December 31, 2010. The increase in working capital is attributable to the completion of an offering during the period, as well as exercises of warrants and options during the period. The Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). A commission of 6% of the total gross proceeds ($1,039,485) was paid to the underwriters and other share issue costs of $285,002 were incurred. Moreover, proceeds of $1,168,685 were realized on the sale of the Company’s available-for-sale financial assets.

For the year ended December 31, 2011 and 2010, cash used in operating activities was $19,828,319 and $13,568,901, respectively. The increase is attributable to increased exploration activities in the current year compared to the prior period.

Cash outflows from investing activities were a result of expenditures on property, plant and equipment used by the Company in construction of the ice road and purchase of hauling equipment used in the drill program of $912,145. Investing activities included inflows from the sale of available-for-sale financial assets of $1,168,685. Total inflows from investing activities were $298,011 (2010: $2,314,442) with the prior year including the proceeds on the Clancy sale disclosed in Note 7.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

1.6

Liquidity (continued)

The increase in cash inflows from financing activities over the prior period to $20,032,874 (2010: $16,469,788) is a result of the bought deal financing described above for net proceeds of $16,000,263. Moreover, a total of $4,032,611 was raised from the exercise of stock options and warrants during the period.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at Suite 575-510 Burrard Street, Vancouver, BC. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The Company had 99,253,559 issued and outstanding common shares as of December 31, 2011. During the year, there were 4,621,700 warrants and 64,160 options exercised for cash proceeds of $4,003,666 and $28,945 respectively.

As at April 27, 2012, the Company had the following common shares, warrants and stock options outstanding:

Common shares	99,253,559
Stock options	8,152,808
Warrants	11,691,421
Fully diluted common shares outstanding	119,097,788

 Note 15 of the consolidated financial statements outline details of private placements during the year.

Options

Details of outstanding share purchase options are disclosed in Note 16 of the financial statements.

Warrants

Details of outstanding warrants are disclosed in Note 15 of the financial statements.

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

1.7

Capital Resources (continued)

Contractual Obligations (continued)

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at the last fiscal year end:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 908,934	$ 261,152	$ 488,805	$ 158,977	$ -
Conditional Option payments	22,840	12,670	10,170	-	-
Conditional exploration expenditures	5,972,034	887,116	5,084,918	-	-
Total contractual obligations	$ 6,903,808	$ 1,160,938	$ 5,583,893	$ 158,977	$ -

1.8

Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

1.9

Transactions with Related Parties

Refer Note 21 of the consolidated financial statements.

1.10

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.11

Critical Accounting Estimates

Not applicable

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

1.12

Changes in Accounting Policies including Initial Adoption

International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period completed in 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. These consolidated financial statements for the year ended December 31, 2011 represent the first annual report presented in accordance with IFRS, with IFRS comparatives for 2010.

The Company has completed a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Company, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan. The Company’s systems are in place to ensure adequate data collection and has developed disclosure templates to ensure compliance with the standards.

Note 26 of the consolidated financial statements, “First-time adoption of IFRS”, outline the effect of transition to IFRS as at the transition date and at the period end. Most notable standards affecting the Company are:

-

IFRS 6 “Exploration for and Evaluation of Mineral Resources” permits the Company to continue with the current accounting policy for mineral property expenditures. The IASB is currently conducting an Extractive Industries project to amend IFRS 6. The draft recommendation includes a historical cost model with periodic impairment assessment as one alternative to fair value measurement. The Company would use prior accounting records to determine the appropriate historical cost to be used and take advantage of the available exemption, if required, to achieve a fair value for the transition opening balance sheet. Since the Company does not have any reserves on the mineral properties, it is difficult to determine an appropriate stream of probable cash flows to determine the fair value of the mineral properties. It is likely that the Company will continue the current policy whereby all mineral property expenditures are expensed as incurred. Once an economically recoverable reserve is determined for the properties then a fair value in use based on probable cash flows will be calculated. Final figures have not been compiled as of the date of these financial statements.

-

In addition, IFRS 2 “Share-based Payment” requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value.  In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense.  Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

1.13

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.14

Other Requirements

Events Subsequent to Period End

None.

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and

1.14

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Other Requirements (continued)

Risks Factors and Uncertainties (continued)

the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (British Columbia), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Government Regulation

The Company operates in an industry which is governed by environmental regulations as well as occupation health and safety regulations. Most of the Company’s mineral properties are subject to government tenure requirements. At present, the Company fully complies with all regulations and holds clear title to the mineral property interests. However, it is possible that regulations or tenure requirements could be changed by the respective government resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and ability to hold onto them without incurring significant additional costs.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com).

CORPORATE INFORMATION (as at April 27, 2012)

Head Office:

Suite 575 – 510 Burrard Street

Vancouver, BC   V6C 3A8

Directors:

Geoffrey Chater

Bipin Ghelani

George Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Officers:

Jason S. Weber, President and CEO

Adrian Rothwell, CFO

Mark E. Baknes, VP Exploration

Alan J. Hutchison, Corporate Secretary

Auditor:

Hay & Watson, Chartered Accountants

1822 West 2nd Avenue

Vancouver, BC   V6J 1H9

Legal Counsel:

Fraser Milner Casgrain LLP

20th Floor, 250 Howe Street

Vancouver, BC

V6C 3R8

Transfer Agent:

Computershare Investor Services

2nd Floor – 510 Burrard Street

Vancouver, BC   V6C 3B9

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2011

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.